Exhibit 21
Ally Financial Inc.

Ally Financial Inc. Subsidiaries as of December 31, 2019

Name of subsidiary	State or sovereign power of incorporation
Ally ABUSB Transferor LLC	Delaware
Ally Bank	Utah
Ally Central Originating Lease LLC	Delaware
Ally Insurance Holdings Inc.	Delaware
Ally Wholesale Enterprises, LLC	Delaware
IB Finance Holding Company, LLC	Delaware
Motors Insurance Corporation	Michigan